Northern Oil and Gas, Inc.
601 Carlson Pkwy - Suite 990
Minnetonka, Minnesota 55305
April 20, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Northern Oil and Gas, Inc.
Registration Statement on Form S-4
File No. 333-216887

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Northern Oil and Gas, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on Monday, April 24, 2017, or as soon thereafter as practicable.
Please contact Morgan Burns of Faegre Baker Daniels LLP, counsel to the Company, at (612) 766-7136, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ Thomas Stoelk
Thomas Stoelk
Chief Financial Officer and Interim Chief Executive Officer